UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GYRODYNE COMPANY OF AMERICA, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

403820103

(CUSIP Number)

Hank Brier

General Counsel

Indaba Capital Management, LLC

One Letterman Drive, Building D, Suite DM700

San Francisco, California 94129

(415) 680-1180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403820103	SCHEDULE 13D	Page 2 of 10 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 144,552
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 144,552
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,552
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	Calculation of the foregoing percentage is based on 1,482,680 shares of common stock of Gyrodyne Company of America, Inc. (the “Issuer”) outstanding based on information provided by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2013.

CUSIP No. 403820103	SCHEDULE 13D	Page 3 of 10 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 144,552
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 144,552
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,552
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Calculation of the foregoing percentage is based on 1,482,680 shares of common stock of the Issuer outstanding based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 9, 2013.

CUSIP No. 403820103	SCHEDULE 13D	Page 4 of 10 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 144,552
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 144,552
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,552
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Calculation of the foregoing percentage is based on 1,482,680 shares of common stock of the Issuer outstanding based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 9, 2013.

CUSIP No. 403820103	SCHEDULE 13D	Page 5 of 10 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 380
	8.	SHARED VOTING POWER 144,552
	9.	SOLE DISPOSITIVE POWER 380
	10.	SHARED DISPOSITIVE POWER 144,552
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,932
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.78% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(2)	Calculation of the foregoing percentage is based on 1,482,680 shares of common stock of the Issuer outstanding based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 9, 2013.

CUSIP No. 403820103	SCHEDULE 13D	Page 6 of 10 pages

The Reporting Persons (as defined in Item 2) previously filed a Schedule 13G with the Securities and Exchange Commission (the “SEC”) on April 19, 2013 with respect to the Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) pursuant to Rule 13d-1(d) of the Act. In connection with its consideration of various strategic alternatives being considered by the Strategic Alternative Committee of the Board of Directors of the Issuer, the Fund (as defined in Item 2) entered into the Letter Agreement, including a Standstill Agreement, described in Item 4 below on August 15, 2013 and, thus, the Reporting Persons are filing this Schedule 13D in connection therewith.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Gyrodyne Company of America, Inc., a New York corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1 Flowerfield, Suite 24, St. James, NY 11780, USA.

Item 2.	Identity and Background.

(a) This Schedule D is being filed jointly on behalf of (i) Indaba Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), (ii) Indaba Partners, LLC, a Delaware limited liability company (the “General Partner”), (iii) Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”) and (iv) Derek C. Schrier, a United States citizen and the Senior Managing Member of the Investment Manager and the General Partner (the “Senior Managing Member” and, collectively with the Investment Manager, the General Partner and the Fund, the “Reporting Persons”). In addition to the Senior Managing Member who also holds the title of Managing Partner and Chief Investment Officer of the Investment Manager and the General Partner, the executive officers of the Investment Manager and the General Partner are (1) Thomas E. McConnon, Partner; (2) Joshua E. Prime, Partner; (3) Anthony Hassan, Partner, Chief Operating Officer and Chief Financial Officer; and (4) Hank Brier, Partner, General Counsel and Chief Compliance Officer. Messrs. McConnon, Prime, Hassan and Brier are collectively referred to herein as the “Executive Officers”. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

(b) The business address of each of the Investment Manager, the General Partner, the Senior Managing Member and the Executive Officers is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA. The registered office address of the Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c) The principal business of the Fund is to make investments. The principal business of the Investment Manager, the General Partner and the Senior Managing Member is to provide investment management services on behalf of certain clients, including the Fund. The Investment Manager is the investment manager of the Fund and the General Partner is the general partner of the Fund, and each may exercise the shared voting and dispositive authority over the Common Stock beneficially owned by the Fund. The Senior Managing Member has sole authority to manage and control both the Investment Manager and the General Partner. The principal occupation of the Senior Managing Member, Thomas E. McConnon and Joshua E. Prime is to provide investment management services to the Investment Manager and its affiliates. The principal occupation of Mr. Hassan is Chief Financial Officer and Chief Operating Officer of the Investment Manager and its affiliates. The principal occupation of Mr. Brier is General Counsel and Chief Compliance Officer of the Investment Manager and its affiliates.

(d) None of the Reporting Persons or the Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or the Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Investment Manager and the General Partner is a Delaware limited liability company and the Fund is a Cayman Islands exempted limited partnership. Each of the Senior Managing Member and the Executive Officers (except for Mr. McConnon) are United States citizens. Mr. McConnon is a Canadian citizen.

CUSIP No. 403820103	SCHEDULE 13D	Page 7 of 10 pages

Item 3.	Source or Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of Common Stock held by the Fund were purchased with the working capital of the Fund. The aggregate purchase price paid for the shares of Common Stock was approximately $10,627,852, including broker commissions.

Item 4.	Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of Common Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

In connection with its consideration of various strategic alternatives being considered by the Strategic Alternative Committee (the “Committee”) of the Board of Directors of the Issuer (the “Board”), the Fund entered into a Letter Agreement (the “Agreement”) with the Issuer on August 15, 2013. The Agreement contains customary confidentiality provisions and a standstill (the “Standstill Agreement”) that prohibits certain actions involving the Issuer’s assets, business and securities without the consent of the Committee or the Board, until the earlier of (x) January 31, 2014 and (y) the date of consummation of a Transaction (as defined in the Agreement) (the “Standstill Period”). The Standstill Agreement does not obligate any of the Reporting Persons to take any affirmative action such as to cause all shares beneficially owned by them to be voted in a particular way. The Standstill Period shall terminate immediately upon the Issuer or another person or group taking certain actions involving the Issuer’s assets, business and securities.

The above description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, attached as Exhibit 2 hereto and incorporated by reference herein. This Schedule 13D does not purport to amend, qualify or in any way modify such agreement.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, purchasing other securities of the Issuer, lending capital to the Issuer, engaging in hedging or similar transactions with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

(a) The following disclosure assumes that there are 1,482,680 shares of Common Stock outstanding based on information provided by the Issuer in its Form 10-Q filed with the SEC on August 9, 2013. Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Act: (i) the Fund may be deemed to beneficially own the 144,552 shares of Common Stock that it holds, representing approximately 9.75% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 144,552 shares of Common Stock, representing approximately 9.75% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 144,552 shares of Common Stock, representing approximately 9.75% of the Common Stock outstanding; and (iv) in his capacity as the sole Senior Managing Member of the Investment Manager and the General Partner, the Senior Managing Member may be deemed to beneficially own 144,552 shares of Common Stock held by the Fund and 380 shares of Common Stock he holds, representing approximately 9.78% of the Common Stock outstanding.

CUSIP No. 403820103	SCHEDULE 13D	Page 8 of 10 pages

The Fund has entered into swaps with respect to the Common Stock. Under the terms of the swaps, (i) the Fund will be obligated to pay to the counterparty any negative price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the Fund any positive price performance of the specified notional number of shares of Common Stock subject to the swaps as of the expiration date of the swaps. Any dividends received by the counterparty on such notional shares of Common Stock during the term of the swaps will be paid to the Fund. All balances will be settled in cash. The Fund’s counterparty for the swaps is Credit Suisse Securities (Europe) Limited. The swaps do not give the Fund or any of the other Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Fund and the other Reporting Persons disclaim any beneficial ownership of any shares of Common Stock that may be referenced in the swap contracts or shares of Common Stock or other securities or financial instruments that may be held from time to time by any counterparty to the contracts. The number of shares specified in such swaps is 38,692.

Each of the of the Executive Officers and other members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that either the Investment Manager or the General Partner may be deemed to beneficially own. The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(b) Each of the Reporting Persons may be deemed to exercise the shared voting and dispositive authority over 144,552 shares of Common Stock beneficially owned by the Fund. The Senior Managing Member has sole voting and dispositive authority over an additional 380 shares of Common Stock he holds.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(c) The Reporting Persons entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2:	Letter Agreement, dated August 15, 2013, by and between the Gyrodyne Company of America, Inc. and Indaba Capital Fund, L.P.

CUSIP No. 403820103	SCHEDULE 13D	Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2013

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

CUSIP No. 403820103	SCHEDULE 13D	Page 10 of 10 pages

SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS WITHIN THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Stock. Each of the following transactions was effected (i) for the account of Indaba Capital Fund, L.P. and (ii) in the open market through brokers.

Date of Transaction	Purchase or Sale	Amount of Shares Purchased (Sold)	Price Per Share (excluding commissions)
06/24/13	Purchase	2,000	$71.25
06/25/13	Purchase	401	$70.81
06/26/13	Purchase	1,300	$70.87
06/27/13	Purchase	500	$71.39
06/28/13	Purchase	1,300	$71.48
07/01/13	Purchase	100	$71.32